Exhibit 99(a)
                          PRESS RELEASE

FOR IMMEDIATE RELEASE
Thursday
May 6, 1999

CONTACT PERSON:              STACY DUCKETT, VICE PRESIDENT
                             CORPORATE COMMUNICATIONS
                             TCBY ENTERPRISES, INC.
                             (501) 688-8229


                    TCBY ANNOUNCES AGREEMENT FOR
                      DEVELOPMENT IN TAIWAN

LITTLE ROCK, AR - (May 6, 1999) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced the recent signing of a Master Franchise Agreement for development in Taiwan. The franchisees are Gary Kei-Wei Yang, Elaine Yi-Lien Yang, and Frank Yang.

Development will include both stores and retail distribution of TCBY products. Two stores are scheduled to be open within 12 months with the initial store to open in Taipei in June. Retail distribution will include both novelty and hardpack products and is scheduled to begin in 2001.

"We are very excited to announce this new development in Taiwan," said Herren Hickingbotham, President TCBY Enterprises, Inc. "We have development in many other Asian countries, and look forward to extending the product and brand to Taiwan. We expect TCBY(Registered) products to be very popular with Taiwanese consumers."

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the TCBY(Registered) and Juice Works(Registered) brands.